Exhibit 3.1.2

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

JACK COOPER HOLDINGS CORP.

Jack Cooper Holdings Corp. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify that:

I.

The name of the Corporation is Jack Cooper Holdings Corp. (originally known as Jack Cooper Holdings LLC prior to such entity electing to convert to a corporation), and that the Corporation was incorporated pursuant to the General Corporation Law by the filing of its Certificate of Incorporation with the Delaware Secretary of State on November 24, 2010 with an effective time of 9:00 A.M. Eastern Time on November 29, 2010 (the “Certificate of Incorporation”).

II.

The Board of Directors of the Corporation duly adopted resolutions proposing to amend the Certificate of Incorporation, declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment is as follows:

RESOLVED, that pursuant to Section 242 of the General Corporation Law, the Certificate of Amendment amends ARTICLE IV(c)(B) of the Certificate of Incorporation by deleting paragraph B in its entirety and inserting the following text in lieu thereof:

“B.                                             “Relative Rights of Class A Common Stock and Class B Common Stock. Except as expressly provided hereinafter with respect to voting powers, the Class A Common Stock and the Class B Common Stock of the Corporation shall be identical in all respects. In furtherance of the foregoing, the Corporation shall not, whether by merger, consolidation, amendment to this Certificate of Incorporation, operation of law or otherwise, effect any stock split, recapitalization or similar adjustment to any class of its Common Stock unless simultaneously in connection therewith the Corporation effects an identical stock split, recapitalization or similar adjustment to each other class of the Common Stock. The Corporation shall not, whether by merger, consolidation, operation of law or otherwise, amend this Article IV(c)(B) without the prior written consent of holders holding a majority of the then outstanding shares of Class B Common Stock and Warrants (as such term is defined in the Warrant Agreement, dated as of November 29, 2010, by and between the Corporation and THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., as warrant agent), excluding Warrants held by the Corporation or any of its affiliates, voting together as a separate class, on an as-if exercised basis.”

III.

The foregoing amendment was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 of the General Corporation Law and the Certificate of Incorporation.

IV.

This Certificate of Amendment to the Certificate of Incorporation, which amends the provisions of the Certificate of Incorporation, has been duly adopted in accordance with Section 242 of the General Corporation Law and the terms of the Certificate of Incorporation.

V.

This Certificate of Amendment to the Certificate of Incorporation will be effective upon filing.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Amendment on this 7th day of December, 2010.

JACK COOPER HOLDINGS CORP.

By:	T. Michael Riggs
T. Michael Riggs, Chairman